

13011196

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

| SEC FILE NUMBER |
|---|
| 8-66577 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___
                                                 MM/DD/YY                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**EZE CASTLE TRANSACTION SERVICES LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Farnsworth Street 6$^{th}$ Floor

                                                (No. and Street)

| **Boston** | **MA** | **02210** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Giovanna Salamone**                                           **(617) 316-1119**

                                                                       (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**

                                         (Name –of individual, state last, first, middle name)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
      **X** Certified Public Accountant
      ☐ Public Accountant
      ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



STATEMENT OF FINANCIAL CONDITION

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
December 31, 2012
With Report of Independent Registered Public Accounting
Firm

*(SEC I.D. No.8-66577)*

Ernst & Young LLP

# ≡ᴵᴵ ERNST & YOUNG

# OATH OR AFFIRMATION

We, David Quinlan and Giovanna Salamone, swear (or affirm) that, to the best of myknowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EZE CASTLE TRANSACTION SERVICES LLC as of December 31st, 2012, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
David Quinlan, President

_____
Giovanna Salamone, Controller



**MARY K. RING**
Notary Public
Commonwealth of Massachusetts
My Comm. Expires July 04, 2019

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(g)(1).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2012

# Contents

Facing Page and Oath or Affirmation

Audited Statement of Financial Condition

 ≣ ERNST & YOUNG

**Ernst & Young LLP**
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
Eze Castle Transaction Services LLC

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

## Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eze Castle Transaction Services LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

February 22, 2013


## Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

## Statement of Financial Condition

December 31, 2012


**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 3,176,012 |
| Receivables from brokers and dealers and unbilled revenue, net of allowance of $629,518 | 11,370,030 |
| Other assets | 269,820 |
| Total assets | $ 14,815,862 |

**Liabilities and member's equity**

| | |
|---|---:|
| Liabilities: | |
| Accounts payable and other accrued expenses | $ 152,441 |
| Due to affiliates | 120,780 |
| Total liabilities | 273,221 |
| | |
| Member's equity | 14,542,641 |
| Total liabilities and member's equity | $ 14,815,862 |

*The accompanying notes are an integral part of this statement of financial condition.*

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Notes to Statement of Financial Condition

December 31, 2012

## 1. Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and the Eze OMS, a software application developed and licensed to buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team and current and former directors and employees.

## 2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

**Use of Estimates**

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial conditionnts and accompanying notes. Actual results could differ from those estimates.

4

## 2. Significant Accounting Policies (continued)

### Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

### Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and unbilled revenue. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

### Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

### Other Assets

Other assets consist primarily of amounts due from affiliates.

### Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax ("UBT"), pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing

## 2. Significant Accounting Policies (continued)

authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns.

## 3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

### Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

### 3. Financial Instruments (continued)

At December 31, 2012, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

### 4. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ECS, and certain other affiliated entities.

Under the Connectivity Services Agreement ("CSA") with ECS, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company in order for it to render FIX connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the CSA.

Under the Servicing Agreement between the Company and ECS, ECS assists the Company by providing it with certain administrative and other services and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses. The service fees charged by ECS are determined through calculated allocations.

At December 31, 2012, the Company owed ECS $120,780 relating to the CSA and Servicing Agreement reflected in due to affiliates on the statement of financial condition.

The Company supplies FIX connectivity services to certain affiliates, including ConvergEx Execution Solutions LLC ("CES"), ConvergEx Prime Services LLC ("CPS") and G-Trade Services LLC ("G-Trade"). The Company was due $227,214, $7,325 and $21,402 from CES, CPS, and G-Trade, respectively, at December 31, 2012 relating to these services. These amounts are reflected in other assets on the statement of financial condition.

LiquidPoint LLC ("LP"), a subsidiary of Group, reimburses the Company for a discount that the Company provides to certain of its broker customers based on business transacted between those brokers and LP. As of December 31, 2012 the Company was due $500 relating to these services, which is reflected in other assets on the statement of financial condition.

## 5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2012, the Company had net capital of $2,821,002, which was $2,802,787 in excess of its minimum net capital requirement of $18,215. The Company's aggregate indebtedness to net capital ratio was 0.10 to 1.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(1) under the Securities Exchange Act of 1934.

## 6. Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

## 7. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

## 8. Guarantees

In the ordinary course of business, the Company enters into standard indemnification agreements. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these

## 8. Guarantees (continued)

indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

At December 31, 2012, Group and Eze Castle had $706,022,729 of debt outstanding. ECS's ownership interest in the Company was pledged as security against the debt.

## 9. Subsequent Events

The Company makes monthly distributions to ECS based on estimated monthly profits. The distribution paid in January 2013 was $1,800,000.

On January 23, 2013, ConvergEx entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Convoy Diamondback Holdings LLC (the "Purchaser"), an affiliate of TPG Capital, a leading global private investment firm. Subject to the terms and conditions of the Purchase Agreement, the Purchaser has agreed to buy the stock, membership interests, and operating assets of certain ConvergEx software businesses, including the membership interests of ECS and the Company. As a condition of the Purchase Agreement, the credit agreements under which the membership interests of the Company have been pledged as security will be amended to release such membership interests from securing any claims by creditors. The transaction is subject to certain regulatory approvals but is anticipated to close before June 2013.

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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